FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

29 October 2020 07:00 GMT

Non-Executive Board Appointment

AstraZeneca PLC today announced that with effect from 1 November 2020, Diana Layfield is appointed as a Non-Executive Director.

Leif Johansson, Chairman of AstraZeneca, said: "We are delighted that Diana is joining AstraZeneca's Board. Her broad international business experience, which began in the pharmaceutical and biotech sector, encompasses leadership roles in international banking, global technology and a fintech start-up. Diana's expertise in delivering innovation at scale coupled with her passion for life sciences will be of great value to AstraZeneca as we continue to grow and invest for the future."

Diana Layfield is President, EMEA Partnerships at Google, driving technology transformation and solutions across all Google product areas for major partners in the region. She is also Vice-President, 'Next Billion Users' & Product Management, leading the development of products and services for future Google users, primarily in emerging markets. Prior to Google, Diana held senior positions at Standard Chartered Bank, including Chief Executive Officer, Africa Region; COO Wholesale Banking; and Group Head of Strategy & Corporate Development. Before joining Standard Chartered in 2004, she was Chief Executive Officer of a start-up technology company. Diana was previously a consultant at McKinsey & Co, becoming a sector lead for Healthcare and Life Sciences and advising pharmaceutical, biotech and other life sciences companies.

Diana has been a Non-Executive Director of Aggreko plc since 2012 and sits on the Board's Audit, Ethics and Corporate Responsibility, and Nomination Committees. She is a Council Member of the London School of Hygiene & Tropical Medicine.

Diana has a BA degree from the University of Oxford and an MA in Public Administration and International Economics from Harvard University.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary